Exhibit 99.4
                Press Release dated December 29, 1998



























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SPECTRUM
INFORMATION TECHNOLOGIES, INC.

CONTACT:  For Media Only:                Investors:
          Jon M. Gerber                  Spectrum Information Technologies, Inc.
          Spectrum Information           Investor Relations
            Technologies, Inc.           Tel: (914) 251-1800 (ext. 182)
          Tel: (914) 251-1800 (ext. 149)

           Spectrum/Siti-Sites.com Announces Increased Capitalization

     NEW YORK - December 29, 1998. Spectrum Information Technologies, Inc., now doing business as Siti-Sites.com (OTC Bulletin Board: SITI, symbol is unchanged) reported today that its new cash capitalization has been increased to $1,000,000 as a result of recent option exercises and sales of stock to its new investors. The new Chairman/CEO Lawrence M. Powers has exercised for himself, and his son, all the remaining stock options of Powers & Co., increasing their cash investment in the Company to a total of $700,000.

     The increased capitalization is in preparation for Siti-Sites seeking to establish several web-sites for marketing products over the Internet. The Company previously had on hand certain servers and related computer equipment enabling it to set-up a functioning data center, for several marketing web-sites, planned in the New York City area. It has largely completed its move out of the former offices in Purchase, N.Y., previously having terminated all leases and employment contracts to conserve capital. It will begin business in 1999 from a balance sheet without debt, and it is believed, initial equipment and cash resources to fund the opening phases of its marketing projects on the Internet.

     As a result of the new equity investments, there are now approximately 7,850,000 shares of the Company's Common Stock deemed outstanding (giving effect to its Class A convertible preferred shares which convert by their terms into Common Stock in March, 1999). SITI closed at $1.81 per share on December 28, 1998, resulting in an approximate market capitalization of $14.21 million.

     In addition, there are outstanding options to purchase 1,562,153 shares at various prices; over 80% thereof are exercisable at $0.35 per share or less (300,000 of which are held by former employees, and 1,020,000 of which are held by new investors).

     This press release contains statements that are "forward-looking," including those concerning the sufficiency of the Company's equipment and cash resources to proceed with its marketing projects. There can be no assurance that the Company can successfully implement these projects. There are many risks associated with these projects, including the Company's ability to select and establish appealing web-sites and to attract and retain skilled managerial and technical staff for these web-sites, the sufficiency of the Company's capitalization and its ability to raise additional capital as it becomes necessary.

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